Nocturne Acquisition Corporation

7244 Carrizo Drive

La Jolla, CA 92037

March 19, 2021

VIA EDGAR

Maryse Mills-Apenteng

Division of Corporation Finance
U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4561

Re:	Nocturne Acquisition Corp.
Registration Statement on Form S-1
Filed February 8, 2021, as amended
File No. 333-252852

Dear Ms. Mills-Apenteng:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Nocturne Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:30 p.m. ET on Tuesday, March 23, 2021, or as soon as thereafter practicable.

Very truly yours,

/s/ Henry Monzon
Henry Monzon
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Loeb & Loeb LLP